UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2021

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

Unit A-C, 33/F

Tower A, Billion Center

1 Wang Kwong Road

Kowloon Bay

Hong Kong
(Address of principal executive office)

Registrant’s phone number, including area code

+(852) 2820-9000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Information

Submission of Matters to a Vote of Security Holders.

On October 15, 2021, Lion Group Holding Ltd. (the “Company”) held the Company’s 2021 Annual Meeting of Shareholders (the “Annual Meeting”). Three items of business were acted upon by the Company’s shareholders at the Annual Meeting, each of which was approved by the shareholders. The voting results were as follows:

1. To ratify, confirm, approve and adopt the appointment of UHY LLP as auditor of the Company for the fiscal year ending December 31, 2021, and to authorize the board of directors of the Company to fix the remuneration of the auditor.

Share Class	For	Against	Abstain
A1	7,492,797	33,329	8,773
B2	9,843,096

1.	Each Class A Ordinary Share is entitled to one vote per Share

2	Each Class B Ordinary Share is entitled to ten votes per Share

2. To increase the maximum number of Class I Directors of the Company to 5.

Share Class	For	Against	Abstain
A1	1,550,770	115,021	5,869,108
B2	9,843,096

1.	Each Class A Ordinary Share is entitled to one vote per Share

2	Each Class B Ordinary Share is entitled to ten votes per Share

3. To elect the following persons as Class I Directors of the Company, pursuant to the Company’s Articles of Association:

Nominee	Share Class	For	Against	Abstain
Hua LUO	A1	1,509,534	120,695	5,904,670
	B2	9,834,096
Guandong (Gordon) WANG	A1	1,490,269	120,708	5,923,922
	B2	9,843,096
Zhixiang ZHANG	A1	1,491,227	135,390	5,908,282
	B2	9,843,096
Chi Fai CHOI	A1	1,569,196	106,823	5,858,880
	B2	9,843,096
Yan ZHANG	A1	1,576,753	112,373	5,845,773
	B2	9,843,096

1.	Each Class A Ordinary Share is entitled to one vote per Share

2	Each Class B Ordinary Share is entitled to ten votes per Share

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2021

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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